SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.



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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Postpones Filing of its Annual Report dated June 30, 2006.





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                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Postpones Filing of its Annual Report

Friday June 30, 4:11 am ET

YAHUD, Israel, June 30 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE: MAGS) today announced that it has filed today a notification of late filing on Form 12b-25 according to which the Company expects to file its audited financial statements and its Annual Report on Form 20-F with the SEC by July 15, 2006. This notification was filed as a result of a subsequent to year end cancellation of a turnkey project by a European customer (as described below). The Company decided to adopt a conservative approach and to reconsider the revenue recognition of this project in its financial statements for the year ended December 31, 2005. The reversal of those revenues, as first reported in the Company's press release in February 2006, recognized under the agreement will result in a reduction in revenues of approximately $7 million and a corresponding reduction in expenses which will cause a net loss for the year ended December 31, 2005. Based on the foregoing, the Company is unable to complete the preparation and review of the financial statements to reflect these events within the prescribed time period.

In February 2006, the Company had, based on its unaudited results, reported in a press release, revenues of US$68.6 million and net income of US$1.1 million for 2005.

In May 2005, the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Europe. As part of the agreement, the Company received an advance payment, secured by a bank guarantee, which was to be reduced proportionally according to the progress of the execution of the project. The Company commenced the execution of the project and delivered some of the equipment and other deliverables to the customer in 2005. In conformance with its revenue recognition policy, the Company recognized revenues from this project based on the percentage of completion achieved in accordance with the "Input Method." In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents submitted by us. In addition the customer did not make the payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million that was secured by the bank guarantee on June 20, 2006.

We believe that there is no factual or legal ground for the cancellation and accordingly, the agreement is still valid. On April 28, 2006 we commenced arbitration proceedings against the customer. In these proceedings we have asked the arbitrators to find that the agreement is valid and to enforce the payments due us pursuant to the agreement. We intend to vigorously pursue our claim. The customer has not yet filed its response.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "Even though we believe that we have a good likelihood to win the arbitration proceeding , we believe that it is appropriate not to record the revenues from this project in 2005 and to reduce income accordingly."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the US The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the US, Canada, the UK, Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the US on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.




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This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company                            Investor Relations
    Magal Security Systems, Ltd        Gelbart Kahana Investor Relations
    Raya Asher, CFO                    Ehud Helft/Kenny Green
    Tel: +972-3-5391444                Tel: +1-866-704-6710
    Fax: +972-3-5366245                E-mail: Ehud@gk-biz.com
    E-mail: magalssl@trendline.co.il           Kenny@gk-biz.com










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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                  (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  June 30, 2006